Mail Stop 6010
Via Facsimile and U.S. Mail

January 4, 2008

Ms. Lianqin Qu
Chief Executive Officer
Global Pharmatech, Inc.
89 Ravine Edge Drive
Richmond Hill, Ontario, Canada L4E 4J6

RE: Global Pharmatech, Inc.
　　　 Form 10-QSB for June 30, 2007
　　　 File No. 333-67884

Dear Ms. Qu:

　　　 We have completed our review of your Form 10-QSB and have no further comments at this time.

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Sincerely,

Jim B. Rosenberg
Senior Assistant Chief Accountant
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